UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 4)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULES 13d-1(b) and (c) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)



                         Companhia Siderurgica Nacional
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                                (Name of issuer)


                                 Common Shares
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                         (Title of Class of Securities)


                                  20440W 10 5
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                                 (CUSIP number)


                                 March 31, 2001
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                         (Date of Event Which Requires
                           Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

CUSIP No. 20440W 10 5                    13G                 Page 2 of 10 Pages


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   1      NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          Companhia Vale do Rio Doce
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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [ ]
                                                                      (b) [ ]

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   3      SEC USE ONLY

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   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          Brazil
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                                5   SOLE VOTING POWER
                                    0*
                                -----------------------------------------------
      NUMBER OF SHARES          6   SHARED VOTING POWER
 BENEFICIALLY OWNED BY EACH           0
    REPORTING PERSON WITH       -----------------------------------------------
                                7   SOLE DISPOSITIVE POWER
                                    0*
                                -----------------------------------------------
                                8   SHARED DISPOSITIVE POWER
                                    0
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   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0*
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   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES                                                           [ ]

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   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          0
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   12     TYPE OF REPORTING PERSON

          CO
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--------
     * On March 31, 2001, CVRD transferred its 10.3% interest in shares of CSN to Fundacao Vale do Rio Doce de Seguridade Social which administers its pension plan.

Item 1(a).   Name of Issuer:

             Companhia Siderurgica Nacional

Item 1(b).   Address of Issuer's Principal Executive Offices:

             Rua Lauro Muller
             116-36(degree) andar
             Rio de Janeiro, RJ, Brazil

Item 2(a).   Name of Person Filing:

             Companhia Vale do Rio Doce

Item 2(b).   Address of Principal Business Office or, if None, Residence:

             Companhia Vale do Rio Doce
             Av. Graca Aranha, 26
             Rio de Janeiro, RJ - Brazil

Item 2(c).   Citizenship:

             See item 4 on Page 2

Item 2(d).   Title of Class of Securities:

             Common Shares

Item 2(e).   CUSIP Number:

             2044OW 10 5

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a: (Not Applicable)

             (a) [ ]  Broker or dealer registered under Section 15 of  the Act

             (b) [ ]  Bank as defined in Section 3(a)(6) of the Act

             (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act

             (d) [ ] Investment Company registered under Section 8 of the Investment Company Act

             (e) [ ] Investment Advisor registered under Section 203 of the Investment Advisers Act of 1940

             (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee retirement Income Security Act of 1974 or endowment Fund; see 13d-1(b)(1)(ii)(F)

             (g) [ ] Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G); see Item 7

             (h) [ ]  Group, in accordance with Rule 13d-1(b)(ii)(H)

             (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

             (j) [ ]  Group, in accordance with Rule 13d-1(b)(ii)(H).

Item 4.      Ownership.

             (a)      Amount beneficially owned:

                      See item 9 on Page 2

             (b)      Percent of class:

                      See item 11 on Page 2

             (c)      Number of shares as to which such person has:

                     (i)      Sole power to vote or to direct the vote:

                              See item 5 on Page 2

                     (ii)     Shared power to vote or to direct the vote:

                              See item 6 on Page 2

                     (iii) Sole power to dispose or to direct the disposition of: _____ Common Shares

                              See item 7 on Page 2

                     (iv) Shared power to dispose or to direct the disposition of:

                              See item 8 on Page 2

Item 5.      Ownership of Five Percent or Less of a Class.

             Not Applicable

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

             Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

             Not Applicable

Item 8.      Identification and Classification of Members of the Group.

             Not Applicable

Item 9.      Notice of Dissolution of Group.

             Not applicable

Item 10. Certification.

             Not applicable

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                February 11, 2002
                                -----------------------------------
                                (Date)


                                By: Companhia Vale do Rio Doce


                                /s/ Roger Agnelli
                                -----------------------------------
                                           (Signature)

                                Roger Agnelli
                                Chief Executive Officer


                                /s/ Gabriel Stoliar
                                -----------------------------------
                                         (Signature)

                                Gabriel Stoliar
                                Executive Officer